Exhibit 4.11

FINAL PAYOFF AGREEMENT

TO THE PROMISSORY NOTE DATED SEPTEMBER 19, 2018

THIS FINAL PAYOFF AGREEMENT TO THE PROMISSORY NOTE DATED SEPTEMBER 19, 2018 (“Agreement”) is made and entered into as of this May 17, 2021, by and between BIOLARGO, INC., a Delaware corporation (“Issuer”), and VERNAL BAY INVESTMENTS, LLC (the “Holder”), with respect to the following:

WHEREAS, Issuer issued to Holder a Promissory Note dated September 19, 2018 due January 5, 2019, in the original principal amount of $280,000, instrument number 33146 (the “Original Note”), as consideration for $280,000 cash received from Holder on such date, and a stock purchase warrant;

WHEREAS, the maturity date of the note having been extended multiple times, on August 12, 2019, the parties (i) acknowledged the outstanding principal ($338,800) and interest ($41,200) due at that time; (ii) agreed to amend and restate the note to a one-year note with a 25% original issue discount, in the new principal amount of $475,000, due August 12, 2020, and convertible by the Holder at $0.17 per share; and (iii) agreed that Issuer would issue to Holder a stock purchase warrant allowing for the purchase of 2,095,588 shares of common stock, expiring August 12, 2024.

WHEREAS, by Agreement dated August 10, 2020, Holder converted $118,750 of the principal of the Note into 848,214 shares of Issuer’s common stock, and $23,750 of interest through August 12, 2020, into 169,643 shares of Issuer’s common stock, each at a conversion rate of $0.14 per share, as set forth in Section 4 of the Note;

WHEREAS, Holder desires to convert a portion of the note into equity of the Issuer, and accept a cash payment for the remaining principal and interest due on the Note.

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.    Acknowledgment of Principal and Interest Due. The Parties each acknowledge and agree that as of May 17, 2021, (i) $356,250 in principal remains outstanding on the Note, and (ii) $13,566.40 in accrued and unpaid interest is outstanding on the Note. (Interest accrues at 5% annually, $48.80 per day, last payment was for interest due through August 12, 2020, and thus 278 days of interest due through May 17, 2021.)

2.    Conversion of 50% Principal. Holder hereby agrees and requests to convert $178,124.94 of the outstanding principal of the Note into 1,272,321 shares of Issuer’s common stock, at a conversion rate of $0.14 per share, as set forth in Section 4 of the Note. Issuer agrees to promptly issue the shares without restrictive legend, and to provide a legal opinion for reliance by Issuer’s transfer agent and Holder’s securities broker.

3.    Cash Payment. Issuer agrees to make a cash payment to Holder in the aggregate amount of $191,691.46, as follows:

a.    Remaining Principal. Issuer agrees to wire transfer to Holder the remaining principal of $178,125.06 within one business day of this Agreement.

b.    Remaining Interest. Issuer agrees to wire transfer to Holder the accrued and unpaid interest outstanding of $13,566.40 within one business day of this Agreement.

4.    Cancellation of Note. Holder agrees that the Note, and every amendment hereto, is hereby cancelled and terminated effective upon the earlier of (i) receipt of the shares (Section 2), and the cash payment (Section 3), and (ii) June 1, 2021, unless Holder has delivered a written objection to such termination to Issuer. The cancellation of the Note does not affect the validity of prior issued shares or warrants.

5.    Representations of Holder. Holder represents and warrants to Issuer that it remains the holder of the Note, and has not transferred, sold or hypothecated the Note in any manner whatsoever.

6.    Miscellaneous.

(a)    Entire Agreement. The Agreement embodies the entire understanding between the parties hereto with respect to its subject matter and can be changed only by an instrument in writing signed by the parties hereto.

(b)    Counterparts. This Amendment may be executed in one or more counterparts, including the transmission of counterparts by facsimile or electronic mail, each of which shall be deemed an original but all of which, taken together, shall constitute one in the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Final Payment Agreement to the Promissory Note dated September 19, 2018 as of the day and year first-above written.

/s/Dennis P. Calvert	/s/Robert E. Boyer

Dennis P. Calvert	Robert E. Boyer
BioLargo, Inc.	Vernal Bay Investments, LLC
Chief Executive Officer	Member
Date signed: May 17, 2021	Date signed: May 17, 2021